
14005369



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
12/30/13

Received SEC

FEB 11 2014

Washington, DC 20549

February 11, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-11-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 30, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 30, 2013 concerning the shareholder proposal submitted to Dominion by R. Scott McElroy, as trustee of the Christopher S. McElroy Irrev Trust U/A Dtd 11/12/2001. We also have received a letter from the proponent dated January 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: R. Scott McElroy
*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 30, 2013

The proposal requests that the board adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

R. Scott McElrov

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Office of Chief Counsel, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Proposal on GHG reduction goals

Ladies and Gentlemen:

I submitted the shareholder proposal regarding GHG reduction goals that Dominion Resources has stated in the letter of December 30, 2013 its intention to omit from the proxy, based on "substantial implementation." I hereby submit the following comments urging you to reject Dominion Resources' request since the goal of this proposal not been "substantially implemented" as the company claims. Below is the resolved clause of the resolution:

> **Resolved:** Shareholders request that the Board of Directors adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from Dominion Resources Inc.'s products and operations. At reasonable cost and omitting proprietary information, the company should report by the end of 2014 on its plans to achieve these goals.

Dominion's argument in their letter is that the Company has substantially implemented this proposal because they have a strategy, they are planning to meet the Virginia voluntary Renewable Portfolio Standard (RPS) as well as the North Carolina RPS, and they have reduced carbon intensity. None of those actions, as laudable as they may be, are the same as setting a quantitative goal. Many industry and academic studies have shown that in any area, the key to making progress is setting a concrete goal or target. Then actions can be planned to meet the goal, and the goal can be used as a metric to measure progress.

The VA and NC RPS goals are not a metric of greenhouse gas (GHG) emission. In fact, the total GHG emission could rise, while still meeting both states' RPS. Because of how the Virginia RPS is structured (off-shore wind counts 3x, solar and onshore wind count 2x, biomass, hydro and renewable energy credits from already existing facilities in other areas count toward the goal), Dominion could meet Virginia RPS values while substantially increasing their total GHG emission. Clearly, these RPS standards are not the same as setting a concrete GHG emission reduction goal.

The letter from McGuireWoods states that meeting the Virginia voluntary RPS is "expected to result in reduction of carbon emission intensity." Thus they are tacitly admitting that it may not reduce carbon or GHG actual total emission at all, and in fact, it is possible that it will not even reduce carbon intensity, depending on how much biomass is implemented. The Dominion 2013 IRP states the following about the VA RPS:

> Virginia RPS Program - The Company plans to meet its 2013 target by applying renewable generation from existing qualified facilities and purchasing cost-effective RECs.

In other words, no new renewable low-carbon generation is planned to meet the VA RPS.

Reducing carbon intensity (CO_2/MWhr), as Dominion states in their letter that they have done from 2000-2012 is again, while laudable, not the same as reducing total GHG emission. A company could reduce carbon intensity by buying renewable energy generation that expands their market, and thus increase their total GHG emission while reducing their carbon intensity. Also, Dominion is making a large investment in their transition to natural gas, which is slightly less carbon intensive than coal, but more GHG intensive.

The McGuireWoods letter states that "as one of the recommended options in 2013 Plan [IRP], the Company submitted a 'Fuel Diversity Plan,' which contained new solar, off-shore wind, nuclear and demand-side management." But in fact this plan is not a "recommended" option; in the IRP Dominion does not suggest following this plan, and nowhere in the IRP do they give a full and open cost/benefit analysis of why this is not the best plan to follow. In fact, in the 2013 IRP, their recommended plan ("Plan A: Base Plan") lists new development of fossil fuel generation of 7060 MW, biomass of 20 MW, and potential solar of 26 MW. This plan will not decrease the overall GHG emission from Dominion generation.

The McGuireWoods letter states that Dominion "plans to pursue the development of offshore wind resources." But in fact, there is no offshore wind in their IRP in their energy generation plan for the next 15 years. Many public statements of Dominion executives have made it clear that Dominion is not fully committed to offshore wind development. Tom Farrell, Dominion CEO, has said in shareholder meetings that it will be more than 20 years before offshore wind is financially feasible, and that he will not support development of that resource until it is financially feasible.

In summary, I urge you to reject the Company's no action request because Dominion has in fact not already implemented quantitative GHG reduction goals. Please feel free to e-mail me with any questions.

Sincerely,



R. Scott McElroy

Attached: McGuireWoods letter of December 30, 2013

Cc: Jane Whitt Sellers, jsellers@mcguirewoods.com
Katherine K. DeLuca, KDeLuca@mcguirewoods.com
McGuireWoods LLP

Karen Doggett, karen.doggett@dom.com
Russell J. Singer, Russell.J.Singer@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

Mr. Earle Mitchell *** FISMA & OMB Memorandum M-07-16 ***

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 30, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. R. Scott McElroy, as Trustee of the Christopher S. McElroy Irrev Trust U/A Dtd 11/12/2001 (the "Trust"), Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013, by Mr. R. Scott McElroy, as trustee of the Trust ("Mr. McElroy" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. McElroy any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the Board of Directors adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from Dominion Resources Inc.'s products and operations. At reasonable cost and omitting propriety information, the company should report by the end of 2014 on its plans to achieve these goals.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998).

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); *see also Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. *See, e.g., Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). *See also, Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corporation* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they already were already issuing reports similar to those the proponents were requesting. Earlier this year, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The Staff permitted the exclusion because the public disclosures made by the Company pursuant state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). *See also Dominion Resources, Inc.* (January 24, 2013) (Staff allowed the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). *See also Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corporation* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

II. The Company's pursuit of its integrated strategy to reduce the carbon intensity of its generation activities, including the adoption of specific renewable portfolio goals for Dominion Virginia Power, and its publicly available reports on these efforts accomplish the primary objective of the Proposal. Therefore, the Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10)

The Proponent is requesting the adoption of quantitative goals for reducing total greenhouse gas emissions from the Company's products and operations, and the submission of a report on its plans to achieve these goals. The Company believes that it may exclude the Proposal because it has already substantially implemented its essential objectives. The primary goal of the Proposal is for the Company to set specific goals to reduce the impact of its greenhouse gas emissions on the environment, and to report its plans for achieving these goals to its shareholders. As discussed below, the Company is committed to reducing greenhouse gas emission intensity (the amount of emissions produced per MWHr) from its products and operations pursuant to an integrated strategy. The Company regularly reports on its plans and accomplishments with respect to these goals, both voluntarily in reports available on its website, and through required reports and plans filed with regulators that are also publicly available.

The Company's Integrated Strategy

The Company has an integrated strategy regarding greenhouse gas emissions that is discussed in the Company's 2012-2013 Citizenship & Sustainability Report. See http://www.dominioncsr.com/environment/climate_change.php. Given the context of anticipated increases in demand for electric power and the Company's role in meeting such demand, the Company's greenhouse gas strategy is focused on reducing the greenhouse gas emission intensity of its products and operations. At the website address above shareholders can see, among other things, charts showing Dominion's progress in reducing its greenhouse emission intensity over time as well as statistical comparisons among industry participants. Dominion's Citizenship & Sustainability Report indicates that the Company emits almost one-third less carbon per unit of energy than the median of the nation's 100 largest power producers.

Additionally, the Company has several plans aimed at reducing particular greenhouse gases, such as those identified in the Proponent's referenced International Panel on Climate Change, and has made significant progress on achieving its goals. For example, the Company's report on CO_2 emissions at https://www.dom.com/about/environment/report/co2-emissions.jsp shows that from 2000 to 2012, Dominion has reduced its carbon intensity (CO_2/MW-hr) by nearly 40%.

The cornerstone of the Company's strategy to reduce greenhouse gas emission intensity is diversification. The five principal components of this strategy include initiatives that address energy management, energy production and energy delivery. These components are as follows:

- Enhance conservation and energy efficiency programs to help customers use energy wisely and reduce environmental impacts;
- Expand the Company's renewable energy portfolio including wind power, solar, fuel-cell and biomass to help diversify its fleet, meet state renewable energy targets and lower its carbon footprint;
- Build other new generating capacity including emissions-free nuclear and carbon-capture-compatible clean coal and low-emissions natural gas-fired and fuel cell units to meet future electricity needs;
- Construct new electric transmission infrastructure to modernize the grid, promote economic security and help deliver more green energy to population centers where it is needed most; and
- Divest or close uneconomic coal units which for market reasons or regulatory costs are unable to operate efficiently.

Dominion Virginia Power's 2013 Integrated Resource Plan

The bulk of the Company's electric generation activities are conducted by Virginia Electric and Power Company ("Dominion Virginia Power"), the wholly owned electric utility subsidiary of the Company. Dominion Virginia Power plans to meet the growing customer demand for electricity over the next 15 years by developing new, cost-effective demand-side resources and supply-side sources of electric generation while continuing forward with the reasonable development of zero to low emission energy sources. These objectives are reflected in its Integrated Resource Plan filed August 30, 2013 ("2013 Plan") with both the Virginia State Corporation Commission and North Carolina Utilities Commission. In its 2013 Plan, Dominion Virginia Power identified a capacity need of 3,802 megawatts in 2028 for which it has the obligation to plan how to meet. Virginia law requires utilities to present plans that "reflect a diversity of electric generation supply and cost-effective demand reduction contracts." As one of the recommended options in its 2013 Plan, the Company submitted a "Fuel Diversity Plan," which contained new solar, off-shore wind, nuclear and demand-side management, all of which support the objective of reducing carbon emission intensity. The Company plans to continue evaluating these resources as it works to supply the energy demands of its customers. Dominion Virginia Power's complete 2013 Plan can be viewed at: https://www.dom.com/about/pdf/irp/va-irp-2013.pdf.

Goals Set for Renewable Portfolio Standards

Consistent with the Proposal's objective that the Company adopt quantitative goals, Dominion Virginia Power has two specific and measureable goals regarding applicable renewable portfolio standards ("RPS"), which are expected to result in a reduction of its greenhouse emission intensity:

1. Achieve renewable energy goal of 15% renewable power by 2025 (Virginia).

2. Achieve renewable energy goal of 12.5% renewable power by 2021 (North Carolina).

Dominion Virginia Power is achieving these goals through the use of existing renewable resources, the development of new renewable resources, and the purchase of renewable energy certificates.

Consistent with the Proposal's reporting directive, Dominion Virginia Power files annual reports with the Virginia State Corporation Commission on its RPS program goals, including its annual compliance plan, detailing its efforts to meet RPS goals (*e.g.*, new renewable energy sources, research and development initiatives, REC purchases), and reporting on advances in renewable generation technology. See http://www.scc.virginia.gov/pue/renew.aspx. In North Carolina, Dominion North Carolina Power files an annual renewable energy and energy efficiency portfolio standard ("REPS") compliance plan with the North Carolina Utilities Commission, which can be viewed at that commission's website as filed in Docket No. E-22, Sub 503. See http://starw1.ncuc.net/NCUC/portal/ncuc/page/Dockets/portal.aspx.

Virginia Renewable Portfolio Legislation

Apart from its own goals and efforts, the Company has promoted state level legislation designed to reduce greenhouse gas intensity of energy generation across the industry. In Virginia, the Company supported the passage of legislation including a voluntary RPS to encourage the development of renewable energy according to the schedule listed below. As discussed above, Dominion Virginia Power has adopted goals consistent with this legislation.

Year	**2010-2015**	**2016-2021**	**2022-2025**	**2025**
Goal (% of 2007 sales)	4%	7%	12%	15%

(In Virginia, renewable energy is defined as energy derived from sunlight, wind, falling water, biomass, energy from waste, wave motion, tides and geothermal power and does not include energy derived from coal, oil, natural gas, pumped storage hydro, or nuclear.)

North Carolina RPS Legislation

The Company also supported North Carolina's renewable energy and energy efficiency legislation which was passed in the summer of 2007. This legislation requires that Dominion North Carolina Power's sales in North Carolina by 2021 come from renewable energy sources according to the following schedule:

Year	**2010-2011**	**2012-2014**	**2015-2017**	**2018-2020**	**2021**
Goal (% of 2007 sales)	0.2% solar	3%	6%	10%	12.5%

(In North Carolina, eligible energy resources include solar, wind, small hydroelectric, wave energy, tidal energy, biomass, and landfill gas.)

Pursuant to the North Carolina REPS requirements, each electric power supplier, including Dominion North Carolina Power, must also comply with the Solar Set-Aside, Swine Waste Set-Aside, and Poultry Waste Set-Aside. These provisions of the overall REPS require that within the REPS total obligation described above, each electric power supplier is to ensure that specific quantities of qualifying solar renewable energy certificates ("RECs"), swine waste RECs, and poultry waste RECs are also submitted for retirement. The Company is in the process of implementing its North Carolina REPS plan and complying with these and other North Carolina REPS requirements.

Additional Company Actions that Reduce Greenhouse Gas Emissions

Consistent with the Proposal's goals, the Company regularly reports on its website, in press releases and in regulatory filings on its recent specific plans and actions that reduce or avoid greenhouse gas emissions. These efforts include: (1) the conversion of three 63-megawatt coal stations to renewable biomass in 2013; (2) the planned conversion of the 227-megawatt Bremo Power Station to natural gas in 2014; (3) the commission of the 14.9 MW Bridgeport Fuel Cell facility in 2013; (4) the commission of the 4.9 MW Somers Solar Center in 2013; (5) the commission of the 7.6 MW Azalea Solar Center in 2013; (6) the commission of the 28.6 MW Indy I, II and III Solar Centers in 2013; (7) the launch of the Solar Partnership Program in 2013, which allows Dominion Virginia Power to install and operate up to 30 MW of rooftop solar in Virginia; (8) the planned retirement of 918-megawatts of coal-fired generation at Chesapeake Energy Center and Yorktown Units 1&2 by 2015; (9) the retirement of 165-megawatts of coal-fired generation at Salem Harbor Units 1 & 2 in 2011; and (10) the retirement of 515-megawatt coal-fired State Line Station in 2012.

Additionally, the Company plans to (1) pending Virginia State Corporation Commission approval, institute conservation programs that are anticipated to reduce peak demand by 544 megawatts over the next 15 years; (2) pursue the development of offshore wind resources, and (3) lead a Department of Energy-funded study to find ways to reduce the cost of offshore wind to customers.

The Company also has established an Alternative Energy Solutions department, which conducts research in the renewable and alternative energy technologies sector and supports strategic investments to advance the Company's degree of understanding of such technologies. The Alternative Energy Solutions department participates in federal and state policy development on alternative energy and identifies potential alternative energy resource and technology opportunities for the Company's business units.

CONCLUSION

The Company believes that it may exclude the Proposal because it has already substantially implemented its essential objectives. The Company is already reducing total greenhouse gas emission intensity from its products and operations pursuant to an integrated strategy. The Company continues to take steps to reduce greenhouse gas emissions associated with meeting the demand for electric power by (i) enhancing conservation and energy efficiency programs, (ii) expanding its renewable energy portfolio, (iii) developing a variety of less carbon-intensive generating technologies, (iv) constructing new electric transmission infrastructure, and (v) improving the overall efficiency of its generation mix. The Company regularly reports on its plans to achieve these goals, both voluntarily in reports available on its website, and through required reports and plans filed with public state regulators that are also publicly available. Therefore, the matters which the Proponent is requesting shareholders to consider have already been favorably acted upon by management. Accordingly, because the Company has substantially implemented the Proposal, the Company believes that it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054, or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca at (804) 775-4385, or at kdeluca@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Mr. Robert Scott McElroy
Mr. Earle Mitchell

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Scott M***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 18, 2013 6:58 AM
To: Carter.Reid (Services - 6)
Cc: Karen Doggett (Services - 6); Earle Mitchell
Subject: Dominion GHG shareholder resolution for 2014 annual shareholder meeting
Attachments: McElroy 2013 submittal letter.pdf; 2014 Dominion GHG Resolution.docx

Dear Ms. Carter (and Ms. Doggett),

Attached is the resolution I would like to submit this year on behalf of the listed trust, accompanied by my submittal letter. The main contact for this resolution will be Earle Mitchell, cc-d here. Please acknowledge receipt of this email so I will be confident you received it.

Sincerely,
R. Scott McElroy

R. Scott McElroy

FISMA & OMB Memorandum M-07-16

Robert Scott McElroy

FISMA & OMB Memorandum M-07-16

November 18, 2013

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on greenhouse gas emissions that I hereby submit for inclusion in the 2014 proxy statement for the 2014 shareholders' meeting. I submit this as the trustee for the Christopher Scott McElroy Irrevocable Trust, said trust being a shareholder of Dominion Resources, holding more than $2,000 of shares in Dominion Resources continuously for more than one year prior to the filing of this shareholder proposal, and intending to continue holding said shares at least through the 2014 shareholder meeting. All Trustees of the Trust have authorized and requested me to file this proposal on behalf of the trust. Verification of ownership will be sent separately by the trust financial advisor, Davenport & Co.

Please direct any correspondence on this resolution to Earle Mit***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***FISMA & OMB Memorandum M-07-16*** Please note that both Mr. Mitchell and I are pleased to conduct all correspondence on this matter via email.

Thank you for your time and attention.

Sincerely,



Robert Scott McElroy

Whereas: The economic, business and societal impacts of climate change are of paramount importance to investors.

According to the National Oceanic and Atmospheric Administration (NOAA), 2012 marked the 36th consecutive year when global temperature was above average.

All twelve years in the 21st century rank among the warmest in the 133-year period of record. On May 9, 2013, NOAA reported atmospheric levels of carbon dioxide (CO_2) had reached 400 parts per million (ppm), nearly 22 ppm above average levels one decade ago and well above the 350 ppm level to which scientists believe we must return in order to avoid severe consequences of climate change.

Climate scientists have long predicted that rising levels of atmospheric CO_2 will cause an increase in extreme weather events, rising sea levels, and changes in agricultural production. In 2011, the US experienced 14 extreme weather events with losses exceeding $1 billion each. In 2012, there were 11 such events resulting in an estimated $110 billion in total damages and 377 fatalities. Superstorm Sandy alone caused losses projected at more than $65 billion. Drought in the U.S. Midwest in 2012 affected 80 percent of agricultural land, particularly corn and soybean production, costing approximately $30 billion.

The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, estimates that a 50 percent reduction in greenhouse gas (GHG) emissions globally is needed by 2050 (relative to 1990 levels) to stabilize global temperatures and mitigate the worst impacts of climate change. This entails a U.S. target reduction of 80 percent.

Pressure is mounting to address climate change. In May 2013, President Obama laid out a climate action plan. Students at more than 300 campuses are asking their colleges to divest fossil-fuel stocks from their endowments. An August 2012 Washington Post-Kaiser Family Foundation Poll showed 74 percent of adults think the federal government should regulate GHG emissions. Over 500 businesses, including General Motors, Microsoft, and Nike, signed a climate declaration that states "Tackling climate change is one of America's greatest economic opportunities of the 21st century."

Major investors are seeking evidence that companies are managing climate risk. Investors with $87 trillion in assets have supported a request to 5,000 companies for disclosure of carbon emissions, reduction goals, and climate change strategies. A majority of the Fortune 100 and two-thirds of the Global 100 companies have GHG emissions reduction commitments, renewable energy commitments, or both. These goals enable companies to reduce costs, build resilient supply chains, manage operational and reputational risk, and create new products and services.

Dominion Resources, Inc. has not publicly disclosed any quantitative goals for reducing its GHG emissions.

Resolved: Shareholders request that the Board of Directors adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from Dominion Resources Inc.'s products and operations. At reasonable cost and omitting proprietary information, the company should report by the end of 2014 on its plans to achieve these goals.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 18, 2013 1:53 PM
To: 'Scott McElroy'; Earle Mitchell
Cc: Meredith S Thrower (Services - 6); Carter Reid (Services - 6)
Subject: RE: Dominion GHG shareholder resolution for 2014 annual shareholder meeting

Dear Mr. McElroy and Mr. Mitchell,

By way of this email, I am confirming the receipt of the shareholder proposal submitted on behalf of the Christopher Scott McElroy Irrevocable Trust on Monday, November 18, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which this proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Scott McElroy***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 18, 2013 6:58 AM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6); Earle Mitchell
Subject: Dominion GHG shareholder resolution for 2014 annual shareholder meeting

Dear Ms. Carter (and Ms. Doggett),

Attached is the resolution I would like to submit this year on behalf of the listed trust, accompanied by my submittal letter. The main contact for this resolution will be Earle Mitchell, cc-d here. Please acknowledge receipt of this email so I will be confident you received it.

Sincerely,
R. Scott McElroy

R. Scott McElroy

FISMA & OMB Memorandum M-07-16

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 20, 2013 2:38 PM
To: 'Scott McElroy'; Earle Mitchell
Cc: Meredith S Thrower (Services - 6)
Subject: Dominion Reosurces, Inc.
Attachments: SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 McElroy letter.pdf

Dear Mr. McElroy,

Please see the attached letter regarding the shareholder proposal you have submitted as trustee for the Christopher Scott McElroy Irrevocable Trust. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com



Dominion Resources Services, Inc.
[illegible] Richmond, VA 23219

Mailing Address: P.O. Box [illegible]
[illegible]

November 20, 2013

Sent via Electronic Mail

Mr. Robert Scott McElroy

FISMA & OMB Memorandum M-07-16

Dear Mr. McElroy:

This letter confirms receipt on Monday, November 18, 2013, via electronic mail, of the shareholder proposal that you have submitted as trustee for the Christopher Scott McElroy Irrevocable Trust for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 18, 2013, the date you submitted your proposal. The SEC's

Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director–Governance and Executive Compensation

cc: Mr. Earle Mitchell

DAVENPORT & COMPANY

SINCE 1863

November 19, 2013

Ms. Carter Reid
Vice President of Governance & Corporate Security
Dominion Resources
PO Box 26532
Richmond VA, 23261

Dear Ms. Reid,

As of November 18, 2013, out mutual client Mr. Robert S. McElroy held, and has held continuously for at least one year, 120 shares of Dominion Resources Inc (D) common stock. At all times during the year, the market value of those stocks exceeded $2,000.00. Account titles and purchase dates are as follows:

Christopher S McElroy Irrev Trust U/A Dtd 11/12/2001
Robert McElroy and Ruth McElroy Amundsen, Trustees
60 shares purchased on 11/15/2010

Patrick D McElroy Irrev Trust U/A Dtd 11/12/2001
Robert McElroy and Ruth McElroy Amundsen, Trustees
60 shares purchased on 11/15/2010

All shares are held in accounts with Davenport & Company LLC (Tax ID #54-1835842 and DTC participant #0715).

Furthermore, he plans to hold all of these shares through the date of the 2014 annual Dominion shareholders meeting.

Please contact me with any questions or concerns at 1-886-454-1064.

Sincerely,



Thomas Y. Cho
Senior Vice President, Investments